Buenos Aires, October 18, 2017

Bolsa de Comercio de Buenos Aires

Comisión Nacional de Valores

NOTA PESA – LEGC /2017

Ref.: Relevant Event. Call for New Power Generation of Co-generation and Closing of Combined Cycle Projects – Res. SEE 287-E/17 – Awarding of the project Res. SEE 926-E/17.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”) in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) to inform you that the Secretariat of Electric Energy ( “Secretaría de Energía Eléctrica”) issued Resolution N° 926-E/17 through which awarded the projects that will enter into Power Purchase Agreements (“PPAs”) with Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”), within the Call for Projects mentioned above.

The aggregated amount of MWs selected in the tender under Resolution N° 287-E/17 was 1,304 MW, including our Genelba Plus project (the “Project”). The Project consists in the closing to combined cycle of Genelba Plus gas turbine, with an additional net power of 370 MW. Genelba thermal power plant is fully-owned by the Company. The Project includes the installation of a new gas turbine and a steam turbine as well as other enhancement works over the current gas turbine that will complete the combined cycle and reach a total power of 543 MW that implies an estimated investment of 6 billion Argentine Pesos. The commercial operation date for the Project’s open cycle is expected in the first quarter of 2019 and the closed cycle in the second quarter of 2020.

Therefore, once all undertaken expansions are finished, the gross installed capacity of the Company will amount to 4.3 GW.

Sincerely,

_________________________________
Victoria Hitce
Head of Market Relations